FORTUNE PARTNERS, INC.
                             ----------------------

                       Suite 1100, 1050 West Pender Street
                  Vancouver, British Columbia, Canada, V6E 3S7
                Telephone: (604) 714-3663 and Fax: (604) 714-3669

                     --------------------------------------


Via EDGAR and facsimile (1-(202) 942-9516)
------------------------------------------

April 21, 2005

SECURITIES AND EXCHANGE COMMISSION
----------------------------------
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:        Mr. John Reynolds, Assistant Director
                  Office  of Emerging  Growth Companies
-------------------------------------------------------

Dear Mr. Reynolds:

Re:                  Fortune Partners, Inc. (the "Company")
                     --------------------------------------
            Registration Statement on Form SB-2- File No. 333-120951
            --------------------------------------------------------

                 ACCELERATION REQUEST FOR REGISTRATION STATEMENT
                 -----------------------------------------------

     Fortune Partners, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Friday, April 22, 2005, or as soon thereafter as is practicable. Please advise our corporate counsel, Thomas J. Deutsch, of Devlin Jensen, Barristers & Solicitors, at (604) 684-2550, of any questions you may have respecting this request.

     In connection with our request for acceleration we confirm that:

     (a) we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

     (b) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (c) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



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     (d)  the Company may not assert this action as a defense in any  proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Very truly yours,

     FORTUNE PARTNERS, INC.
     ----------------------
     Per:
     "Donald M. Prest"
     Donald M. Prest
     Secretary, Treasurer, Principal Accounting Officer and Principal Financial Officer


fc:  S. Thomas Kluck II, Division of Corporation Finance
     Via Fax (202) 942-9516